                                   FORM 11-K


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549



 (Mark One)

(X)    Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
1934

       For the fiscal year ended December 31, 2000
                                 -----------------


                                      or


( )    Transition Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934

       For the transition period from  _______to _______

       Commission file number 1-11720
                              -------



                      MailCoups Inc. 401(k) Savings Plan
            ------------------------------------------------------
                           (Full title of the plan)



                                  ADVO, Inc.
                               One Univac Lane,
                                 P.O. Box 755,
                            Windsor, CT  06095-0755
                 -------------------------------------------
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                      MailCoups, Inc. 401(k) Savings Plan

                                 Annual Report

                              Index to Form 11-K

                         Year Ended December 31, 2000
                       ---------------------------------




Report of Independent Auditors

Financial Statements:

     Statements of Net Assets Available for Plan Benefits as of
          December 31, 2000 and 1999

     Statements of Changes in Net Assets Available for Plan
          Benefits for the Years Ended December 31, 2000
          and 1999

     Notes to Financial Statements

Supplemental Schedule:

Schedule I - Schedule H, Line 4i - Schedule of Assets Held for Investment
Purposes
     as of December 31, 2000

Exhibit 23 - Consent of Ernst & Young LLP

Signature

Report of Independent Auditors
------------------------------

To the Plan Administrator of
MailCoups, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the MailCoups, Inc. 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                              \s\ Ernst & Young LLP

Hartford, Connecticut
June  7, 2001

                                MailCoups, Inc.
                              401(k) Savings Plan
             Statements of Net Assets Available for Plan Benefits


  Assets
  ------
                                                    December 31,
                                                ------------------
                                                2000          1999
                                                ----          ----

  Investments at Fair Value                  $ 725,201     $ 662,170


  Receivables:

     Employees' Contributions                    6,954        15,155
     Employer's Contributions                    1,967         1,505
                                             ---------     ---------
       Total Receivables                         8,921        16,660
                                             ---------     ---------
  Payables:
     Excess Contributions Payable                   --         7,344
                                             ---------     ---------

  Net Assets Available for Plan Benefits     $ 734,122     $ 671,486
                                             =========     =========

                See accompanying notes to financial statements.

                                MailCoups, Inc.
                              401(k) Savings Plan
        Statements of Changes in Net Assets Available for Plan Benefits


                                                        Year-ended
                                                       December 31,
                                                  --------------------
Additions to assets attributed to:

                                                    2000        1999
                                                  ---------   --------
 Investment income:
   Net realized and unrealized (depreciation)/
     appreciation in fair value of investments    $  (7,123)  $ 83,859
   Interest                                             893        840
   Dividends                                         31,395     19,536

 Contributions:
   Employee                                         156,984    156,561
   Employer                                          30,012     16,816
   Participant rollover                                  --      5,179
                                                   --------   --------

 Total Additions                                    212,161    282,791

   Deductions to assets attributed to:

 Benefit payments                                   149,525     42,235
                                                   --------   --------

 Net increase in net assets available
   for plan benefits:                                62,636    240,556

 Net Assets Available for Plan Benefits:
   Beginning of the year                            671,486    430,930
                                                   --------   --------

   End of the year                                 $734,122   $671,486
                                                   ========   ========

                See accompanying notes to financial statements.

                                MailCoups, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 2000


  A.   Description of the Plan
       -----------------------

  The following description of the MailCoups, Inc. 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. MailCoups, Inc.("MailCoups") is a wholly owned subsidiary of ADVO, Inc. (the "Company").

  General
  -------
  The Plan is a defined contribution plan covering all full-time employees ("participants") of MailCoups who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA).

  Contributions
  -------------
  Effective January 1, 2000 MailCoups contributes 50 percent of the first 3 percent of a participant's pay deferral contributions to the Plan. Previously, MailCoups matched 10 percent of a participant's pay deferral contributions up to a maximum dollar amount of $1,000. Participants may contribute up to 15 percent of their annual compensation on a pretax basis.

  All investment programs are fully participant directed. Participants direct the investment of their and MailCoups' contributions into various investment options offered by the Plan. The plan offers nine investment options; three collective investment funds, four mutual funds, and two ADVO custom funds, one of which includes Company Stock.

  Participant Accounts
  --------------------
  Each participant's account is credited with the participant's contribution, MailCoups' matching contribution, and the Plan's earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

  Vesting
  -------
  Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective January 1, 2000 all employer-matching contributions vest immediately. Previously a participant was 100% vested in the employer-matching portion after six years of credited service.

  Payment of Benefits
  -------------------
  On termination of service a participant may elect to receive a lump-sum amount equal to the value of their account.

  Loans
  -----
  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

                                MailCoups, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 2000


  Expenses of the Plan
  --------------------
  All costs and expenses of operation and administration of the Plan are paid by MailCoups.

  Forfeited Accounts
  ------------------
  At December 31, 1999 forfeited unvested accounts totaled $206. These accounts were used to reduce future MailCoups' contributions or to pay Plan fees and expenses. Effective January 1, 2000 all participants' accounts are fully vested.

  Plan Termination
  ----------------
  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

  ADVO Custom Funds
  -----------------
  Employer custom funds include the ADVO AXP New Dimensions Fund and the ADVO Stock Fund. Custom funds are unregistered custom separate accounts maintained by the Trustee and established by the Company for the benefit of the Plan and any other qualified plan of the Company. Ownership is represented by each plans' proportionate units of participation.

  Although the performance of the custom fund is based on the performance of the underlying mutual fund or company common stock, the value of a fund unit is different from the net asset value of the mutual fund or the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying mutual fund or common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the funds maintain highly liquid money market instruments which may contribute to differences in performance between the fund units and net asset value of the underlying mutual funds or common stock.


  B.   Summary of Accounting Policies
       ------------------------------

  Basis of Accounting
  -------------------
  The financial statements have been prepared on the accrual basis of accounting.

  Valuation of Investments
  ------------------------
  The fair value of investments in mutual funds is based on the quoted market prices of the shares held in these funds at year-end.

  The fair value of investments in the collective investment fund and the ADVO custom funds is based on the net asset value ("NAV") of participation units held by the Plan at year-end. These NAVs are calculated based on the current market value of the underlying securities and the current number of units held by participants in these funds.

  Participant loans are stated at their outstanding principal balances which approximate fair value.

                                MailCoups, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 2000

  Use of Estimates
  ----------------
  The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

  C.   Investments
       -----------

  The Plan's investments are primarily held by bank-administered trust funds. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's assets available for plan benefits are separately identified by the following "*".

                                                             December 31,
                                                          -----------------
                                                          2000         1999
                                                          ----         ----

  Cash                                                  $     431  $     457
  ----

  Collective Investment Funds:
  ---------------------------
  Merrill Lynch Income Accumulation Fund                   23,930     11,705
  Barclays Global Investors Asset Allocation Fund          97,248 *   92,965 *
  Barclays Global Investors S&P MidCap Stock Fund         110,069 *   84,977 *

  Mutual Funds
  ------------
  Templeton Foreign Fund                                   11,864     10,773
  Barclays Global Investors S&P 500 Stock Fund            215,707 *  216,826 *
  Lord Abbett Developing Growth Fund                          473         --
  Merrill Lynch Retirement Reserves Money Fund             19,858     11,639

  ADVO Custom Funds:
  -----------------
  ADVO AXP New Dimensions Fund                            145,573 *  163,921 *
  ADVO Stock Fund                                          88,013 *   42,915 *

  Participant Loans                                        12,035     25,992
                                                        ---------  ---------

  TOTAL                                                 $ 725,201  $ 662,170
                                                        =========  =========

                                MailCoups, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 2000


 During 2000 and 1999, the Plan's investments (including investments purchased, sold as well as held during the year) (depreciated)/appreciated in fair value as determined by quoted market prices as follows:

                                               Net Realized and Unrealized
                                               (Depreciation)/Appreciation
                                               In Fair Value of Investments
                                              ------------------------------
                                             2000                    1999
                                             ----                    ----

  Collective Investment Funds             $ 17,011                 $ 7,839
  Mutual Funds                             (50,990)                 19,118
  ADVO Custom Funds                         26,856                  56,902
                                          --------                 -------
                                          $ (7,123)                $83,859
                                          ========                 =======


  D.      Income Tax Status
          -----------------

  The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

                                                                      Schedule I

                                MailCoups, Inc.
                              401(k) Savings Plan
          Employer Identification Number 06-0885252, Plan Number 003
                  Schedule H, Line 4i-Schedule of Assets Held
                    for Investment Purposes at End of Year
                               December 31, 2000

                                                                 Description of Investment,
Identity of Issue, Borrower, Lessor                           Including Maturity Date, Rate of
         or Similar Party                                      Interest, Par or Maturity Value          Current Value
----------------------------------                             --------------------------------         -------------
Cash                                                                                                      $    431
 Collective Investment Funds:
    Merrill Lynch Income Accumulation Fund                                 23,930 units                     23,930
    Barclays Global Investors Asset Allocation Fund                         2,638 units                     97,248
    Barclays Global Investors S&P Midcap Stock Fund                         2,905 units                    110,069

Mutual Funds:
  Templeton Foreign Fund                                                    1,147 units                     11,864
  Barclays Global Investors S&P 500 Stock Fund                             10,113 units                    215,707
  Lord Abbett Developing Growth Fund                                           29 units                        473
  Merrill Lynch Retirement Reserves Money Fund                             19,858 units                     19,858

*ADVO Custom Funds:
  ADVO AXP New Dimensions Fund                                              4,205 units                    145,573
  ADVO Stock Fund                                                           2,472 units                     88,013

Participant Loans                                           Bear interest at rates ranging
                                                            from 8.75 - 10.50% with varying
                                                            maturity dates                                  12,035
                                                                                                          --------

 TOTAL                                                                                                    $725,201
                                                                                                          ========

* Indicates party-in-interest to the Plan.

Cost column is not applicable because all investment programs are fully participant directed.

                                   SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc., Associate Savings Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                 MailCoups, Inc.
                                 401(k) Savings Plan



Date: June 19, 2001              By: /s/ SCOTT ESPOSITO
      -------------              -------------------------------
                                      Scott Esposito
                                      Vice President, Human Resources